Exhibit 3.2

AMENDMENT NO. 1 TO THE

SECOND AMENDED AND RESTATED BY-LAWS OF

SAEXPLORATION HOLDINGS, INC.

March 5, 2018

This Amendment No. 1 to Second Amended and Restated By-Laws (the “By-Laws”) of SAExploration Holdings, Inc., a Delaware corporation (the “Corporation”), previously approved and adopted by the Board of Directors of the Corporation (the “Board”), is made pursuant to Article VII of the By-Laws.

1. Additions to Article I of the By-Laws.

a.	The following defined terms are hereby inserted in appropriate alphabetical order in Article I, with section references in Article I adjusted appropriately:

i.	“Highbridge Director” means the Director (if any) nominated by the Highbridge Stockholder pursuant to the proviso in Section 3.3(b).

ii.	“Highbridge Stockholder” means Highbridge Capital Management LLC and its affiliates (which, for the avoidance of doubt, shall not include the Corporation and its other affiliates).

2. Amendments to Article I of the By-Laws.

a.	Section 1.20 of the By-Laws is hereby deleted in its entirety and replaced with “1.20 “Principal Stockholder” means the Blue Mountain Stockholder, the Whitebox Stockholder or the Highbridge Stockholder.”

3. Amendments to Article III of the By-Laws.

a.	The words “ten percent (10%) of the Corporation’s outstanding capital stock” in Section 3.3(b) are hereby deleted and replaced with “nine percent (9%) of the Corporation’s outstanding Common Stock”.

b.	The first sentence of Section 3.16 is hereby deleted in its entirety and replaced with “The entire Board or any individual Director may be removed from office with or without cause by a majority vote of the holders of the outstanding shares then entitled to vote at an election of Directors; provided, that until the second annual meeting following the date hereof, each of the Highbridge Director, the Whitebox Director and the Blue Mountain Director may only be removed from office by the Principal Stockholder who nominated such director, so long as such Principal Stockholder holds at least nine percent (9%) of the Corporation’s outstanding Common Stock.”

4. Amendments to Article IV of the By-Laws.

a.

The first sentence of Article IV is hereby deleted in its entirety and replaced with ‘The Board may designate one or more committees in accordance with Section 141(c) of the DGCL, each committee to consist of three or more Directors, at least one of whom shall be the Whitebox Director, at least one of whom shall be the Blue Mountain Director and at least one of whom shall be the Highbridge Director (so long as the Highbridge Stockholder, the Whitebox Stockholder or the Blue Mountain Stockholder, respectively, holds at least nine percent (9%)

of the Corporation’s outstanding Common Stock) to the extent each such Director satisfies the qualifications required by applicable law and applicable rules of any stock exchange or securities market which the Corporation may be subject to.”

5. Amendments to Article 7 of the By-Laws.

a.	The words “ten percent (10%) of the Corporation’s outstanding capital stock” in Section 7.7 of the By-Laws are hereby deleted and replaced with “nine percent (9%) of the Corporation’s outstanding Common Stock”.

6. Effect on By-Laws.

a.	All other provisions of the By-Laws shall remain in full force and effect in their entirety.